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                               September 30, 2020

       JD Claridge
       Chief Executive Officer
       Xcraft Enterprises, LLC
       418 Lakeside Avenue, Suite 8
       Coeur d   Alene, ID 83814

                                                        Re: Xcraft Enterprises,
LLC
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed September 17,
2020
                                                            File No. 024-11281

       Dear Mr. Claridge:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. We note your response to comment 4 and your revisions to the offering circular to include the bonus shares in the
offering. Please revise your disclosure in Item 4 of Part I to include the bonus shares in the
number of securities offered. In addition, please revise
                                                        the aggregate offering
price attributable to securities being offered on behalf of the issuer to reflect the bonus
shares and the $8.0937 offering amount.
 JD Claridge
FirstName  LastNameJD
Xcraft Enterprises, LLC Claridge
Comapany 30,
September  NameXcraft
               2020    Enterprises, LLC
September
Page 2     30, 2020 Page 2
FirstName LastName
Risk Factors
Risks Related to Our Business
Risks of Borrowing, page 8

2. We note that your revised disclosure in response to comment 13 references $470,000 in refunds to participants in a KickStarter Campaign that you conducted in 2015. Please revise your disclosure in this risk factor to reference the refunds. In addition, although you
         include a cross-reference "Management   s Discussion and Analysis of
Financial Condition
         and Results of Operations - Debt", your disclosure in that section does not include a description of the Kickstarter refunds. Please revise.
        You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Erin Purnell, Staff Attorney at (202) 551-3454 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing